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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30834

RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southeastern Securities Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. Westshore Blvd. Suite 820

(No. and Street)

Tampa, Fl 33609

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santana & Co., P.A., C.P.A.'s

(Name – *if individual, state last, first, middle name*)

211 S. Blvd. Tampa, FL 33606

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Hale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southeastern Securities Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

H A Hale
Signature

President
Title

Sallie N Luke
Notary Public Cobb County GA
Commission expires 10/25/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHEASTERN SECURITIES GROUP, INC.

TAMPA, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002 and 2001

TABLE OF CONTENTS

Santana & Co., P.A.
Certified Public Accountants

211 S. Boulevard
Tampa, FL 33606
(813) 254-2443
Fax (813) 258-3224

Members of:
American Institute of C.P.A.'S
Florida Institute of C.P.A.'S

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
First Southeastern Securities Group, Inc.

We have audited the accompanying statements of financial position of First Southeastern Securities Group, Inc. (a Florida S corporation) as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeastern Securities Group, Inc., as of December 31, 2002 and 2001, and results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santana & Co.

Santana & Co., P.A.
Certified Public Accountants
Tampa, Florida
February 10, 2003

FINANCIAL STATEMENTS

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets:		
Cash and cash equivalents	$ 732,847	$ 615,755
Notes & Accounts Receivable		
Brokers and dealers	42,286	62,590
Other	-	2,194
Total Current Assets:	775,133	680,539
Property and Equipment:		
Office Equipment	241,463	225,774
Less: Accumulated Depreciation	(241,463)	(225,774)
Total Property and Equipment	-	-
Other Assets:		
Investments and Other Assets		
Deposits	6,226	6,826
Total Other Assets	6,226	6,826
Total Assets	$ 781,359	$ 687,365

See accompanying independent auditors' report and notes to the financial statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2002 and 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Liabilities:		
Current Liabilities:		
Current Maturities of Long-Term Debt	$ 150,000	$ 50,000
Accounts Payable	13,729	23,268
Payroll and Sales Tax Accruals		
Accrued Payroll	7,958	24,258
Payroll Taxes Payable	-	1,421
Accrued State and Federal Taxes	-	5,500
Accrued expenses	11,731	
Commissions payable	96,654	88,801
Total Current Liabilities:	280,072	193,248
Long-Term Liabilities:		
Loans subordinated to claims of general creditors (Note 9)	150,000	200,000
Less - Current Maturities of Long-Term Debt	(150,000)	(50,000)
Total Long-Term Liabilities	-	150,000
Total Liabilities	280,072	343,248
Shareholders' Equity:		
Common Stock, $ 1 par, 7500 shares authorized, 1500 shares issued and 750 outstanding	1,500	1,500
Additional Paid In Capital	14,677	14,677
Retained Earnings - C corp (Note 11)	827,939	827,939
Treasury stock (Note 10)	(500,000)	(500,000)
Retained Earnings - S corp (Note 11)	157,171	
Total Shareholders' Equity	501,288	344,116
Total Liabilities and Shareholders' Equity	$ 781,359	$ 687,365

See accompanying independent auditors' report and notes to the financial statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED
DECEMBER 31, 2002 and 2001

	2002	2001
Income:		
Commissions	$ 1,401,579	$ 1,860,336
Dividend and interest income	8,895	18,580
Other income	779,509	693,750
Total income	2,189,982	2,572,666
Expenses		
Employee compensation and benefits	277,332	295,853
Commissions	1,410,706	1,491,924
Communications	48,263	90,346
Rent	86,479	99,860
Depreciation	15,690	28,864
Interest Expense	20,750	34,500
Loss from sale of investment securities	-	98,100
Loss on abandonment of equipment	-	1,513
Loss on disposal of equipment	-	(400)
Other operating expenses	173,591	376,688
Total expenses	2,032,811	2,517,248
Income before provision for income taxes	157,171	55,418
Provision for income taxes (Note 2)	-	10,518
Net Income	$ 157,171	$ 44,900

See accompanying independent auditors' report and notes to the financial statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	CAPITAL STOCK	ADDITIONAL PAID - IN CAPITAL	RETAINED EARNINGS C CORP	TREASURY STOCK	RETAINED EARNINGS S CORP	TOTAL
Audited balance as of December 31, 2001	$ 1,500	$ 14,677	$ 827,939	$ (500,000)		$ 344,116
Net income	-	-	-	-	157,171	157,171
Audited balance as of December 31, 2002	$ 1,500	$ 14,677	$ 827,939	$ (500,000)	$ 157,171	$ 501,288

See accompanying independent auditors' report and notes to financial statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED
DECEMBER 31, 2002 and 2001

	2002	2,001
Cash Flows from Operating Activities:		
Net income	$ 157,171	$ 44,900
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	15,690	28,864
Loss on abandonment of equipment	-	1,513
(Increase) decrease in:		
Brokers and dealers receivable	20,304	6,545
Other receivables	2,194	(2,194)
Prepaid Expenses	-	3,381
Deposits	600	-
Increase (decrease) in:		
Accounts payable	(9,539)	23,268
Accrued payroll	(16,300)	19,901
Payroll taxes payable	(6,921)	-
Accrued State and Federal Taxes	-	(4,579)
Commissions payable	19,584	5,455
Net cash provided (used) by operating activities	182,783	127,054
Cash Flows from Investing Activities:		
Acquisition of property and equipment	(15,690)	(7,323)
Loss from sale of investment securities	-	98,100
Net cash provided (used) by investing activities	(15,690)	90,777
Cash Flows from Financing Activities:		
Payments on long-term debt	(50,000)	(300,000)
Net cash provided (used) by financing activities	(50,000)	(300,000)
Net increase (decrease) in cash	117,093	(82,169)
Beginning balance of cash	615,755	697,924
Ending balance of cash	$ 732,847	$ 615,755
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 20,750	$ 34,500
Income taxes	$ -	$ 10,518

See accompanying independent auditors' report and notes to the financial statements.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 and 2001

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Acorn Securities, Inc. was incorporated under the laws of the State of Florida on November 7, 1983, and changed its name to First Southeastern Securities Group, Inc. in 1991. The Company is engaged in the general securities brokerage business with main offices in Tampa, Florida.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, the financial statements of First Southeastern Securities Group, Inc. are maintained on an accrual basis of accounting. The accrual basis of accounting is also used for income tax purposes.

Cash and cash equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions

Securities transactions and the related revenue and expenses are reflected on a settlement-date basis. Investments are recorded at fair market value, which is not materially different from their cost. Trading accounts are recorded at fair market value. Customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Accounts Receivable

Commissions receivable and receivables from other sources are all deemed to be fully collectible.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Furniture, fixtures, and equipment are carried at cost. Depreciation is computed using accelerated depreciation over the estimated useful lives of the individual assets, which is not materially different from straight-line depreciation. For tax purposes, depreciation is computed using the modified accelerated cost recovery system (MACRS) of depreciation.

Income taxes

During the year ended December 31, 2001, the Company operated as a C corporation, and accordingly the financial statements reflect a provision for income taxes. The Company, with the consent of its shareholders, elected to be taxed as an S corporation with the Internal Revenue Service, effective January 1, 2002. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements as of December 31, 2002.

NOTE 3: CONCENTRATION OF CREDIT RISK

The Company occasionally maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 4: PROFIT SHARING

The Company established a 401(k) profit-sharing plan on March 1, 1996. Active participants may elect to make salary reduction contributions, on their behalf, based on a percentage of their earnings, not to exceed 15% of certified earnings. Employer contributions of $3,199 were made for the year ended December 31, 2001.

On December 31, 2001 the Company dissolved the 401(k) profit-sharing plan. The Company established a SIMPLE Plan, effective January 10, 2002. The employer contributions of $8,372 were made for the year ended December 31, 2002.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 and 2001

NOTE 5: RELATED PARTIES

The Company has outstanding loan obligations due to its shareholder under subordinated loan agreements. (see Note 9)

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $644,061, which represents $544,061 in excess of required net capital. As of December 31, 2001, the Company had net capital of $534,465, representing an excess over required net capital of $434,465. The ratio of aggregate indebtedness to net capital was 20% and 27% for 2002 and 2001, respectively.

NOTE 7: CLEARING AGENT

The Company utilizes Correspondent Services Corporation (A subsidiary of UBS Paine Webber Incorporated) for clearing all customer transactions. Transactions are cleared on a fully disclosed basis.

NOTE 8: LEASING COMMITMENTS

On October 18, 2002, the Company amended the operating lease for office space, which is located at 500 N. Westshore Blvd. Suite 820, Tampa, FL. Minimum annual rental commitments at December 31, 2002, under this agreement are as follows:

For the years ended December 31st

2003	$ 78,629
2004	78,629
2005	78,629
2006	65,520
	$ 301,407

NOTE 9: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings from related parties under subordination agreements at December 31, 2002 are as follows:

Henry A. Hale, 12%, due April 15, 2003	$	100,000
Henry A. Hale, 12%, due June 15, 2003		50,000
Total subordinated loans	$	150,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc., and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirement, they may not be repaid.

NOTE 10: TREASURY STOCK

In 1998, the Company purchased 750 shares of common stock from its shareholders for a cost of $500,000. This purchase comprises the entire balance of treasury stock as of December 31, 2002.

NOTE 11: RETAINED EARNINGS

A breakdown of retained earnings as of December 31, 2002 is as follows:

Retained Earnings (C corp earnings)	$	827,939
Accumulated adjustments account (S corp earnings)		157,171
	$	985,110

Effective January 1, 2002, the Company converted to an S corporation, and accordingly the retained earnings under S corporation status have been taxed directly to the shareholders.

SUPPLEMENTARY SCHEDULES

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Ownership Equity	$ 344,116
Profit / Loss - Year to Date	157,171
Adjusted Net Worth	501,288
Subordinated Loans	150,000
Total Available Capital	651,288
Non-Allowable Asset	(7,226)
Tentative Net Capital	644,061
Haircuts	
Other Securities	-
Total Haircuts	-
Net Capital	644,061
Minimum Net Capital	(100,000)
Excess Net Capital	$ 544,061
Aggregate Indebtedness	$ 130,072
Ratio of Aggregate Indebtedness to Net Capital	20%

See accompanying independent auditors' report.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS

EXEMPTIVE PROVISION UNDER RULE 15C3-3

Customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Correspondent Services Corporation (A subsidiary of Painewebber Incorporated).

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer

See accompanying independent auditors' report.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
	A. Number of items	-

See accompanying independent auditors' report.

FIRST SOUTHEASTERN SECURITIES GROUP, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17A-5(d)(4)
DECEMBER 31, 2002

There is no material difference between the computation of net capital under Rule 15c3-1 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker-dealer in the unaudited FOCUS report.

See accompanying independent auditors' report.

REQUIRED REPORTS

Santana & Co., P.A.
Certified Public Accountants

211 S. Boulevard
Tampa, FL 33606
(813) 254-2443
Fax (813) 258-3224

Members of:
American Institute of C.P.A.'S
Florida Institute of C.P.A.'S

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
First Southeastern Securities Group, Inc.

In planning and performing our audit of the financial statements of First Southeastern Securities Group, Inc. (a Florida S corporation), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First Southeastern Securities Group, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be materials weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Santana & Co.

Santana & Co., P.A.
Certified Public Accountants
Tampa, Florida
February 10, 2003